Amendment to Accenture Ltd Voting Agreement

Pursuant to Section 6.2 of the Voting Agreement, dated as of April 18, 2001, among Accenture Ltd, an exempted company limited by shares organized under the laws of Bermuda (registered number EC30090) and the Covered Persons (as defined therein) (the “Voting Agreement”), a vote of the Employee Covered Shares (as defined therein) was held and the Voting Agreement was amended, effective as of November 22, 2004, in the following manner:

1.   Article II was amended by deleting Section 2.4 in its entirety.

2.   Article IV was amended by deleting Sections 4.1, 4.2, 4.3 and 4.4(c) in their entirety.

3.   Article V was amended by deleting Section 5.1 in its entirety.